Securities and Exchange Commission
450 5 Street, N.W.
Washington, DC  20549


RE:  Midland National Life Separate Account A
     File Number 811-5271

Commissioners:

Enclosed for filing is an amended Registration Statement under the 1940 Act of Form N-8B-2 for Midland National Life Separate Account A.

If you have any comments or questions about this filing, please contact Fred Bellamy of Sutherland, Asbill and Brennan at 202-383-0126.

Sincerely,



Paul M. Phalen, CLU, FLMI
Assistant Vice-President
Variable Services

SECN8B2.TXT

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Amended
FORM N-8B-2


REGISTRATION STATEMENT OF UNIT INVESTMENT
TRUST WHICH ARE CURRENTLY
ISSUING SECURITIES


     Dated _November 12, 1999_____________

Pursuant to Section 8(b) of the
Investment Company Act of 1940


MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A
(Name of Unit Investment Trust)


One Midland Plaza
Sioux Falls, South Dakota 57193
(Address of Principal Office of Registrant)


Issuer of periodic payment plan certificates only for purposes of information provided herein

I.

ORGANIZATION AND GENERAL INFORMATION

1.     (a)     Furnish name of the trust and the Internal Revenue
Service Employer Identification Number.

               Midland National Life Separate Account A
("Separate Account A"). Separate Account A has no Internal Revenue Service Employer Identification number.

     (b) Furnish title of each class or series of securities issued by the trust.

               Flexible Premium Variable Life Insurance
Contracts ("Contracts"):
               Variable Universal Life (VUL)
               Variable Universal Life 2 (VUL2)
               Variable Universal Life 3 (VUL3)
               Variable Executive Universal Life (VEUL)
               Variable Survivorship Life (VSL)

2. Furnish name and principal business address and ZIP code and Internal Revenue Service Employer Identification Number of each depositor of the trust.

               Midland National Life Insurance Company
("Company")
               One Midland Plaza
               Sioux Falls, South Dakota  57193

               Internal Revenue Service Employer
Identification Number:
               46-0164570

3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodial or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

               The Company will hold in its own custody all of the securities.

4. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                    Walnut Street Securities (WSS)
                    670 Mason Ridge Center Drive, Suite
300
                    St. Louis, Missouri  63141

                    Internal Revenue Service Employer
Identification Number:
                    43-1333368


5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                    South Dakota

6.     (a)     Furnish the dates of execution and termination of any
indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

               Separate Account A was established under the laws of the State of South Dakota pursuant to a resolution by the Board of Directors of the Company on July 20, 1987. Separate Account A will continue in existence until the Board of Directors directs that it be terminated. The Contract will be issued pursuant to the resolution.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                    Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930.

                    The name of Separate Account A has
never been changed.

8.     State the date on which the fiscal year of the trust ends.

                         December 31.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                    There are no pending administrative
proceedings commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the Contracts, to which the Separate Account A, the depositor or the principal underwriter is a party to or to which the assets of the Separate Account A are subject.

II.

GENERAL DESCRIPTION OF THE TRUST
AND SECURITIES OF THE TRUST


General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a) Whether the securities are of the registered or bearer type.

The Contracts which are to be issued are of the registered type insofar as the Contracts are personal to the owners of the Contracts
("contractowners) and the records concerning the contractowners are maintained by or on behalf of the Company.

(b)     Whether the securities are of the cumulative or distributive type.

The Contracts are of the cumulative type, providing for no distribution of income, dividends, or capital gains. Such amounts are not separately identifiable but are reflected in the cash value and life insurance proceeds under a Contract at any time.

(c) The rights of security holders with respect to withdrawal or redemption.

Either contract may be canceled within no less than 10 days of receipt by the contractowner, 10 days after mailing of a notice of the right to cancel, or 45 days after the application is signed. The Contracts may be returned to either the Company or the registered agent who sold it. If the Contracts are canceled in a timely fashion, the Company will refund the sum of all charges deducted from the premiums and Contract Fund, plus:

1.     For the VSL, the Contract Fund.

Refunds will usually occur within seven days of receipt of a request for cancellation by the Company although a refund of premiums paid by check or draft may be delayed until it clears the issuing bank.

For each Contract, as long as the Contract is in effect, the contractowner may surrender the Contract in whole or in part by sending a written request along with the Contract to the Company at its home office. The amount payable on complete surrender of the Contract will equal the net cash surrender value (contract fund less surrender charges, less outstanding contract loan) on the day which the request is received. The net cash surrender value may be paid in a lump sum or under an optional payment plan referred to in Item 10(i). Contract Fund in Separate Account A available for surrender during any valuation period reflects total net premiums allocated to Separate Account A, investment performance through the date of the request, any charges incurred in connection with the Contract, any amount paid upon withdrawal and any contract loan. The contract fund will vary daily. The method of calculating contract fund is described in Item 10(i).

Partial withdrawals must be at least $200. The withdrawal cannot exceed 50 percent of the cash surrender value. A charge may be deducted from the amount paid upon withdrawal. The Contract's contract fund will be reduced by the amount of the withdrawal.

Life insurance proceeds payable under a Contract will generally be reduced by an amount equal to the withdrawal. Under Option 1, the specified amount will be reduced by the amount paid on withdrawal. Because the specified amount remaining in effect after a withdrawal cannot be less than the minimum specified amount permitted at issue, any withdrawal request that would reduce the specified amount below this minimum will not be given effect. Where increases in specified amount have occurred, a withdrawal will first reduce the most recent increase, then the next most recent increases successively, and then the coverage under the original application.

Under Option 2, which provides for the payment of life insurance proceeds equal to the specified amount plus contract fund, a withdrawal will reduce contract fund which, as a result, will generally reduce life insurance proceeds by the amount paid on withdrawal. If the life insurance proceeds payable under either option both before and after the withdrawal equals the contract fund multiplied by the corridor percentage, a withdrawal will reduce life insurance proceeds by the amount paid multiplied by the corridor percentage then in effect.

Payment of amounts in connection with a withdrawal or surrender will normally be paid within seven (7) days after receipt of a written request. Payment may be postponed whenever: (i) the New York Stock
Exchange is closed other than customary weekend and Holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (ii) the Commission by order permits postponement for the protection of contractowners; (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of Separate Account A. In addition, requests for surrenders of cash surrender value derived from any amount paid by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it was drawn.

Upon the death of the Last Survivor under either Contract, the primary beneficiary or contingent beneficiary is entitled to receive the life insurance proceeds payable under the Contract, reduced by any outstanding contract loan and any due and unpaid charges and increased by any benefits added by rider. Life insurance proceeds are described in Item 10(i).

(d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

The contractowner may transfer all or part of the value of any Investment Division (see item 11) to one or more of the other
Investment Divisions.  The total amount transferred must be at least
$200.

At the present time, the Company limits the number of transfers without charge to 12 during each Contract Year. The charge for these additional transfers is $25. Transferring the value from one Investment Division into two or more Investment Divisions counts as one transfer request. Transferring the value from two Investment Divisions into one Investment Division counts as one transfer request.

In the event of a material change in the investment contract of the Investment Division in which the owner has an interest, the contractowner will be notified of the change. If the contractowner objects to the change, the contractowner may transfer the amounts held in that Investment Division to another Investment Division in Separate Account A. At the same time, the contractowner may also change how net premiums and deductions are allocated.

The contractowner may obtain contract loans, as described in Item 21.

The contractowner may make withdrawals, as described in Item 10(c).

(e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatements.

For each Contract, the duration of the Contract depends upon the Contract's net cash surrender value and the satisfying of certain minimum premium requirements.

If premiums cease during the Death Benefit Guarantee Period, the Contract will continue in effect until both of two conditions are true:
The net cash surrender value can no longer cover the monthly deductions from the contract fund for the benefits selected; and, the total premiums paid are less than the total monthly minimum premiums required to that date. The Death Benefit Guarantee Period is 5 years.

Beyond the Death Benefit Guarantee Period, the contract will lapse if the net cash surrender value can no longer cover the monthly deductions from the contract fund for the benefits selected.

The contractowner will have a grace period of 61 days measured from the date notice is sent, to make sufficient payments. Insurance coverage will continue during the grace period. To avoid lapse, the contract- owner must, during the grace period, make a payment that will repay any due and unpaid monthly deductions (and satisfy the minimum requirements) for three months. Failure to make a sufficient payment within the grace period will cause the Contract to lapse and terminate without value.

Prior to the maturity date, a lapsed Contract may be reinstated any time within five years after the date of lapse by submitting evidence satisfactory to the Company of the insurability of the insureds. A premium must be paid that will pay all overdue monthly deductions including premium tax on those deductions, plus add enough net premium to the Contract Fund to have the Contract Fund less any contract debt equal the surrender charges, plus enough premium to cover the next two months' deductions. The Company will, however, accept a premium larger than this amount. Any contract debt which existed at the end of the grace period will be reinstated if not paid. The Company will not reinstate a Contract that was completely surrendered for its cash surrender value.

(f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

To the extent required by law, the Company will vote the shares in the Variable Insurance Products Fund, American Century Portfolios, MFS Variable Insurance Trust and the shares in the Lord Abbett Series Fund (Funds) held by Separate Account A at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in Separate Account A. If, however, the Investment Company Act of 1940 ("1940 Act") or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of either Fund in its own right, it may elect to do so.

The number of votes which a contractowner has the right to instruct will be determined by dividing the Contract's contract fund in an Investment Division of Separate Account A by the net asset value per share of the corresponding Portfolio of the Fund in which the Division invests. In determining the number of votes, fractional shares will be recognized. The number of votes that the contractowner has the right to instruct will be determined as of the data coincident with the date established by the Portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Funds.

The Company will vote the shares of the Fund as to which no timely instructions are received in proportion to the voting instructions which are received with respect to any Contract participating in the Fund. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes to be cast.

If required to do so by state insurance regulatory authorities pursuant to insurance law or regulation, the Company may disregard instructions from contractowners that would otherwise require that the Fund's shares be voted so as to cause (1) a change in the investment objectives of the Portfolio of the Fund or (2) approval or disapproval of any investment advisory contract for a Portfolio of the Fund. In addition, the Company may disregard the voting instructions of the contractowners in favor of changes initiated by the contractowners in the investment contracts, the investment adviser or the principal underwriter of the Fund. Any such disapproval will be based on good faith determinations made by the Company.

(g)     Whether security holders must be given notice of any change in:

     (1)     The composition of the assets of the trust.

The Company reserves the right, subject to compliance with applicable law:

(i) to make additions to, deletions from, or substitutions for the shares of the Portfolio that are held by Separate Account A or that the Account may purchase;

(ii) to eliminate the shares of the Portfolio and to substitute shares of another Portfolio of the Fund or of another open-end, registered investment company, if the shares of the Portfolio are no longer available for investment, or if in its judgment further investment in the Portfolio should become inappropriate in view of the purposes of the Separate Account A;

(iii) to add or remove any Investment Division of Separate Account A if, in its sole discretion, marketing, tax or investment conditions warrant;

(iv) to operate Separate Account A as a management company under the 1940 Act;

(v) to deregister Separate Account A under the 1940 Act in the event such registration is no longer required;

(vi) to combine Separate Account A with one or more of the Company's separate accounts; and

(vii) to restrict or eliminate any voting rights of contractowners, or other persons who have voting rights as to Separate Account A.

     (2) the terms and conditions of the securities issued by the trust.

     No changes in the terms and conditions of a Contract that affect the contractowner's rights will be made without notice to the contractowner.

     (3)     the provisions of any indenture or agreement of the trust.

          No notice to or consent form contractowners is required for any change in the Company's resolution establishing Separate
Account A.

     (4)     the identity of the depositor, trustee or custodian.

          No.

(h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

     (1)     the composition of the assets of the trust.

          Consent of contractowners is not required when changing the underlying securities of Separate Account A. However, to change such securities, approval of the Securities and Exchange
Commission may be required by Section 26(b) of the 1940 Act. Except as required by Federal or State law or regulation, no action will be taken by the Company which will adversely affect the rights of contractowners without their consent.

     (2) the terms and conditions of the securities issued by the trust.

          Except as required by Federal or State law or regulation, no change in the terms and conditions of a Contract can be made without consent of the contractowner.

     (3)     the provisions of any indenture or agreement of the trust.

          No.

     (4)     the identity of the depositor, trustee or custodian.

          No.

(i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (h) or by any other item in this form.

     (1)     Premium Payments.

          For each Contract, the full first premium generally must be paid by the contract date. The full first premium must at least equal the minimum premium shown on the contract information page of the contract.

          The first premium is the only premium payment required under the Contract. Thereafter, as long as there is no outstanding contract loan, a contractowner may make unscheduled premium payments of any amount and at any frequency, subject only to the minimum premium requirement and maximum premium limitation set forth in the Contract. Payments made by the contractowner will be treated as payment of any outstanding contract loan unless specified otherwise. The portion of a payment in excess of any outstanding contract loan will be treated as an unscheduled premium payment.

          Each contractowner may also choose a periodic plan that will provide for the payment of a planned premium, that is, a level premium and for a specified period of time on a quarterly, semi-annual or annual basis. Planned periodic premiums may also be monthly if paid by pre-authorized check. The frequency or amount of the planned periodic premium may be changed at any time by the contractowner by notifying the Company in writing at its home office. Adherence to the planned periodic premium is not mandatory and the failure to pay premiums in accordance with a periodic plan will not of itself cause the Contract to lapse. (See Item 10(e).)

          Under the Company's current administrative rules, all unscheduled premium payments must be at least $50. The Company, may in its sole discretion, accept an unscheduled premium payment of a lesser amount. Planned periodic premiums paid in connection with a periodic plan generally must be at least $50. Planned periodic premiums paid monthly by pre-authorized check must be at least $50.

          Contract years, contract months and contract anniversaries (annual and monthly are measured from the Contact Date shown on the Contract Information page of the contract. Each month begins on the same day in each calendar month as the day of the month in the Contract Date. The calendar days of 29, 30, and 31 are not used.

          To conform to requirements of the Internal Revenue Code, the Company restricts the total amount of premiums, both unscheduled and planned periodic, that may be paid by a contractowner. The maximum premium limitation is set forth in the Contract. In the event that a premium is paid that exceeds the maximum premium limitation, the Company will accept the portion of the premium up to the maximum premium limitation and return the excess to the contractowner. No additional premiums will be accepted until allowed by the maximum premium limitation set forth in the Contract.

     (2)     General Description of Basic Policy Benefits.

          Life Insurance Proceeds. As long as the Contract remains in force, the Company will, upon receipt of due proof of the Last Survivor's death, pay the life insurance proceeds provided under the Contract to the named beneficiary or contingent beneficiary. Life insurance proceeds will be reduced by any outstanding contract loan and any due and unpaid charges and increased by any benefits added by rider. One or more beneficiaries or contingent beneficiaries may be named. The proceeds may be paid in a lump sum or under one or more of the optional payment plans set forth in the Contract.

          Two benefit options are provided: Option 1 and Option 2. The contractowner designates the option in the application. Life insurance proceeds payable under Option 1 will be based on the greater of the specified amount of the Contract or the contract fund multiplied by the corridor percentage. Life insurance proceeds payable under Option 2 will be based on the greater of the specified amount plus the contract fund of the Contract or the contract fund multiplied by the corridor percentage. The corridor percentages are 250 percent for an insured age 40 or below on the latest contract anniversary, with the percentage declining to 100 percent by age 95.

          The benefit option in effect may be changed by sending the Company a written request for change. The effective date of a change will be the monthly anniversary day following receipt of the request. If the benefit option is changed from Option 2 to Option 1, the specified amount will be increased by the Contract's contract fund on the effective date of change. If the benefit option is changed from Option 1 to Option 2, the specified amount will be decreased by the contract's contract fund on the effective date of the change. This change may not be made if it would result in a specified amount which is less than the minimum specified amount allowed at issue. Any change in death benefit option requires evidence of insurability.

          There is an Enhanced Corridor Percentage feature. The Percentages used differ from the standard percentages. Election takes place at the time of application. Once chosen, the owner may not change this election. The Enhanced Corridor Percentages may provide for a larger death benefit for ages 86 to 94 if the policy is in a corridor situation upon the death of the Survivor.

          The contractowner may adjust the existing insurance coverage of the Contract by increasing or decreasing the specified amount. Any decrease in the specified amount will become effective on the monthly anniversary date following receipt of the request in writing by the Company. The specified amount remaining in force after any requested decrease may not be less than the minimum specified amount allowed at issue. For purposes of determining the cost of insurance charge, a decrease in the specified amount will first apply to amounts being charged at substandard rates and then to the specified amounts being charged at standard rates.

          To obtain an increase in the specified amount, a written request and supplemental application must be submitted. In addition, the Company requires additional evidence of insurability. The effective date of the increase will be the date shown in the amended contract information page of the Contract. An increase will not, however, become effective if the Contract's net cash surrender value is insufficient to cover the deduction for the cost of the increased insurance for the first contract month following the increase.

          Benefits at Maturity. As long as the Contract is in effect, the Company will pay the Contract's contract fund reduced by any outstanding Contract loan on the maturity date. Benefits at maturity may be paid in a lump sum or under an optional payment plan. The maturity date is the date shown in the Contract. If the survivor survives to the maturity date and the contractowner would like to continue the contract, the Company will extend the maturity date if in doing so the contract still qualifies as Life Insurance according to the Internal Revenue Service. In order to continue the Contract beyond the original maturity date the Company may require that the death benefit not exceed the Contract Fund on the original Maturity Date.

     (3)     Calculation of Contract Fund.  The amount in the
Contract Fund is the sum of the amounts in the various investment divisions of Separate Account A (plus the amount in the General
Account securing any contract loan). The Contract Fund also reflects the various charges described in Item 13. Monthly deductions are made as of the first day of each contract month. Transaction charges or surrender charges are made as of the effective date of the transaction. Charges against the Separate Account are reflected daily. Any amount allocated to an investment division will go up or down depending on the investment experience of that division. The contractowner bears this investment risk. For amounts allocated to the investment divisions of the Separate Account, there is no guaranteed minimum cash value.

     (4)     Loan Provisions.  See Item 21.

     (5) Payment of Benefits. Life insurance proceeds will ordinarily be paid within seven days of receipt of due proof of death of the Survivor. Benefits payable at maturity will ordinarily be paid within seven days. Payment of the benefits under the Contract may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New
York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (ii) the Commission by order permits postponement for the protection of contractowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable to determine the value of the net assets of Separate Account A. Payments under the Contract derived from any amount paid by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it was drawn.

     (6) Optional Payment Plans. Life insurance proceeds, and net cash surrender value paid upon complete surrender of the Contract may be paid in whole or in part under an optional payment plan. Any amount left with the Company for payment under an optional payment plan will be transferred to the general account. During the life of either insured, the contractowner can select a plan. If a plan has not been chosen at the Survivor's death, a beneficiary can choose a plan. Company consent is needed if optional payment is selected when: the payee is not a natural person; the payee will be paid as assignee; the proceeds applied under a plan are at least $1,000; and the amount of each payment under a plan is at least $20. If a beneficiary is changed, the plan selection will no longer be in effect unless the contractowner requests that it continue. The optional payments plans include income for a fixed period, life income, income of a definite amount, interest income, and life income with a period certain.

     (7) Optional Insurance Benefits. These benefits may include a Guaranteed Death Benefit to Maturity Rider, an Estate Protection Rider and a Individual Life Term Rider. The Guaranteed
Death Benefit to Maturity Rider provides a second Minimum Premium Period To the Maturity Date which is age 100 of the youngest insured. The Estate Protection Rider increases the death benefit if both deaths are Within 4 years of the issue age. The Individual Life Term Rider provides a death benefit upon the individual death of either the First Or Second Insured.

Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

Separate Account A invests in securities of the Variable Insurance Products Fund, the American Century Portfolios, the MFS Variable Insurance Trust and the Lord Abbett Series Fund ("Funds"), mutual funds of the series type which are registered with the Securities and Exchange Commissions as open-end diversified management companies. The Funds are advised by Fidelity Management & Research Company, American Century, MFS and Lord Abbett.

Each portfolio tries to achieve a specified investment objective
By following certain investment policies. A portfolio's objectives and policies affect its returns and risks. Each investment division's performance depends on the experience of the corresponding portfolio. The objectives of the portfolios are as follows:

PORTFOLIO/OBJECTIVE
VIP High Income
Seeks a high level of current income by investing primarily in income-producing debt securities while also considering growth of capital. Policyowners should understand that the fund's unit price may be volatile due to the nature of the high yield bond marketplace..

VIP Equity-Income
Seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Manager will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

VIP Growth
Seeks capital appreciation by investing in common stocks.
The adviser invests the fund's assets in companies the adviser believes have above-average growth potential.

VIP Overseas
Seeks long-term growth of capital, primarily through investments in foreign securities.

VIP II Asset Manager
Seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds and short-term instruments.

VIP II Investment Grace Bond
Seeks a high level of current income as is consistent with the preservation of capital by investing in U.S. dollar-denominated investment-grade bonds.

VIP II Contrafund
Seeks to achieve capital appreciation over the long term by investing in common stocks and securities of companies whose value the manager believes is not fully recognized by the public.

VIP II Asset Manager:  Growth
Seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments.

VIP II Index 500
Seeks to provide investment results that correspond to the total return of common stocks publicly traded in the United states by duplicating the composition and total return of the Standard & Poor's Composite Index of 500 Stocks.

VIP III Growth & Income
Seeks high total return, combining current income and capital appreciation. Invests mainly in stocks that pay current dividends and sow potential for capital appreciation.

VIP III Balanced
Seeks both income and growth of capital. When FMR's outlook is neutral, it will invest approximately 60 percent of the fund's assets in equity securities and will always invest at least 25 percent of the fund's assets in fixed-income senior securities.

VIP III Growth Opportunities
Seeks capital growth by investing primarily in common stocks.
Although the fund invests primarily in common stocks, it has the ability to purchase other securities, including bonds, which may be lower-quality debt securities.

American Century VP Capital Appreciation
Seeks capital growth by investing primarily in common stocks that management considers to have better-than-average prospects for appreciation.

American Century VP Value
Seeks long-term capital growth with income as a secondary objective. Invests primarily in equity securities of well-established companies that management believes to be under-valued.

American Century VP Balanced
Seeks capital growth and current income. Invests approximately 60 percent of its assets in common stocks that management considers to have better than average potential for appreciation and the rest in fixed income securities.

American Century VP International
Seeks capital growth by investing primarily in securities of foreign companies that management believes to have potential for appreciation.

American Century VP Income and Growth
Seeks dividend growth, current income and capital appreciation. The Portfolio will seek to achieve its investment objective by investing in common stocks.

MFS VIT Emerging Growth
Seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth capital.

MFS VIT Research
Seeks to provide long-term growth of capital and future income.

MFS VIT Growth with Income
Seeks to provide reasonable current income and long-term growth of capital and income.

MFS VIT New Discovery
Seeks capital appreciation.

Lord Abbett VC Growth and Income
Seeks long-term growth of capital and income without excessive fluctuation in market value.

Lord Abbett VC Mid-Cap Value
Seeks capital appreciation through investments, primarily in equity securities which are believed to be undervalued in the marketplace.

Lord Abbett VC International
Seeks long-term capital appreciation, by investing primarily in equity securities of non-U.S. issuers.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company.
     (a)  Name of Company.

          (1)  Variable Insurance Products Fund
          (2)  Variable Insurance Products Fund II
          (3)  Variable Insurance Products Fund III
          (4)  MFS Variable Insurance Trust
          (5)  American Century Variable Portfolios
          (6)  Lord Abbett Series Fund

     (b)  Name and Principal Business Address of Depositor.

          (1)  Fidelity Investments
               82 Devonshire Street
               Boston, MA  02109

          (2)  MFS
               500 Boylston
               Boston, MA  02116

          (3)  American Century Investments
               4500 Main Street
               Kansas City, MO  64111-7709

          (4)  Lord Abbett
               767 5th Avenue
               New York, NY  10153-0203

     (c)  Name and Principal Business Address of Trustee or
          Custodian.

          Fidelity:

            The Bank of New York, New York, NY
                Money Market, Investment Grade Bond and High
                Income Portfolios.

            The Chase Manhattan Bank, New York, NY
                Equity-Income, Asset Manager, Asset Manager:
                Growth, Growth & Income, Balanced and Overseas
                Portfolios

            Brown Brothers Harriman & Co., Boston, MA
                Growth, Growth Opportunities, Mid Cap and
                Contrafund Portfolios

            Bankers Trust, New York, NY
                Index 500 Portfolio

          MFS:
            State Street Bank & Trust Company

          American Century:
            Chase Manhattan Bank
            770 Broadway
            10th Floor
            New York, New York  10003-9598

            Commerce Bank, N.A.
            1000 Walnut Street
            Kansas City, MO  64105

          Lord Abbett:
            Bank of New York
            48 Wall Street
            New York, New York

     (d) Name and Principal business address of principal underwriter.

          Walnut Street Securities
          670 Mason Ridge Center Drive, Suite 300
          St. Louis, Missouri  63141

     (e) The period during which the securities of such company have been the underlying securities.

     The Fidelity MONEY MARKET, Fidelity HIGH INCOME, Fidelity EQUITY INCOME, Fidelity GROWTH and Fidelity OVERSEAS have been offered since August, 1988. The Fidelity ASSET MANAGER has been offered since September, 1989. The Fidelity INVESTMENT GRADE BOND has been offered since June, 1991. The Fidelity INDEX 500 has been offered since May, 1993. The Fidelity CONTRA FUND and Fidelity ASSET MANAGER GROWTH has been offered since May, 1995. The Fidelity GROWTH and INCOME, Fidelity BALANCED, Fidelity GROWTH OPPORTUNITIES, American Century CAPITAL APPRECIATION, American Century VALUE, American Century BALANCED, American Century INTERNATIONAL and American Century INCOME and GROWTH have been offered since May, 1997. The MFS EMERGING GROWTH,
MFS RESEARCH, MFS GROWTH with INCOME, MFS NEW DISCOVERY and
Lord Abbett GROWTH and INCOME have been offered since
September, 1998. The Lord Abbett MID-CAP, and INTERNATIONAL have been offered since September, 1999.

     Information Concerning Load, Fees, Charges and Expenses

13.     (a)     Furnish the following information with respect to each
load, fee expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

               (A)     the nature of such load, fee, expense or
                        charge;

               (B)     the amount thereof,

               (C)     the name of the person to whom such
                        amounts are paid and his relationship to the trust;

               (D)     the nature of the services performed by
                        such person in consideration for such load, fee, expense or charge.

     (1)     Principal Payments

          The net premium is allocated to Separate Account A. The net premium equals the premium paid minus a premium load. The premium loan is a sales charge of 2.25 percent, a premium tax of 2.25 percent and a federal tax of 1.50 percent. The tax deductions from each premium is to compensate the Company for premium taxes imposed by various states, the federal tax is for compensation for federal taxes imposed by the Federal government. The premium tax charge may be increased over the life of the Contract and may vary from state to state. In addition to the premium tax deduction, the VUL3 has a sales charge of 4 percent and the VEUL has a sales charge of 2.5 percent. The sales charge is to partially reimburse the Company for the cost incurred in selling and distributing the Contract.

     (2)     Underlying Securities

          The Fund makes a charge for managing investments and providing services. These charges vary by portfolio.

          The Fidelity Fund Fees are calculated as follows:

          The fee for each fund (except Money Market) is calculated by adding a group fee rate to an individual fund fee rate, dividing by twelve, and multiplying the result by the fund's average net assets throughout the month.

The fee for Money Market is calculated by adding a group fee rate to an individual fund fee rate, dividing by twelve, and multiplying the result by the fund's average net assets throughout the month, and then adding an income-based fee. The income-based fee is 6 percent of the fund's monthly gross income in excess of an annualized 5 percent yield, but it cannot rise above an annual rate of 0.24 percent of the fund's average net assets throughout that month.

The group fee rate is based on the average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.52 percent for Growth Opportunities, Contrafund, Growth, Overseas, Balanced, Equity-Income, Growth & Income, Asset Manager, and Asset Manager: Growth, or 0.37% for Investment Grade Bond,
High Income, and Money Market, and it drops as total assets under management increase.

Index 500 pays management and sub-advisory fees to FMR and BT, respectively, these fees are calculated and paid every month. The fund pays a management fee at an annual rate of 0.24 percent of its average net assets to FMR, and a sub-advisory fee (representing 40 percent of net income from securities lending) of less than 0.01 percent to BT.FMR, independently of the fund, also compensates BT for investment management, securities lending and custodial services.

          The MFS Fund Fees are calculated as follows:

          Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangement, which would also have the effect of reducing the series' expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. MFS has contractually agrees to bear expenses for these series, subject to reimbursement by these series, subject to reimbursement by these series, such that each such series' "Other Expenses" shall not exceed 0.25% of the series during the current fiscal year. The payments made by MFS on behalf of each series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series' average daily net assets for its then current fiscal year, with a limitation that immediately after such payment the series' "Other Expenses" will not exceed the percentage set forth above for that series. The obligation of MFS to bear a series'
"Other Expenses" pursuant to this arrangement, and the series' obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series' equal the prior payment of such reimbursable expenses by MFS, or December 31, 2004 (May 1, 2001, in case of the New Discovery Series). MFS may, in its discretion, terminate this contractual arrangement at an earlier date, provided that the arrangement will continue for each series until at least May 1, 2000, unless terminated with the consent of the board f trustees which oversees the series.

          The Lord Abbett fund fees are calculated as follows:

The fund pays Lord Abbett a monthly fee based on average net assets for each month. For the fiscal year ended December 31, 1998, the fee paid to Lord Abbett was at an annual rate of .50 of 1%. In addition, the fund pays all expenses not expressly assumed by Lord Abbett.

          The American Century VP Value Fee is calculated as follows:

For services it provided to the fund during the most recent fiscal year, the advisor received a unified management fee of
1.00 percent of the average net assets of the fund. In November 1998, the fund's shareholders approved a new management agreement with lower fees. Under the new agreement, the advisor will receive a unified management fee of 1.00 percent of the first $500 million of the average net assets of the fund, 0.95 percent of the next $500 million and 0.90 percent thereafter. The amount of the management fee is calculated daily and paid monthly.

Out of that fee, the advisor paid al expenses of managing and operating the fund except brokerage expenses, taxes, interest, fees and expenses of the independent directors
(including legal counsel fees), and extraordinary expenses.

          The American Century VP International Fund
Fee is calculated as follows:

For the services it provided to the fund during the most recent fiscal year, the advisor received a unified management fee of 1.47 percent of the average net assets of the fund. In November 1998, the fund's shareholders approved a new management agreement with lower fees.
Under the new agreement, the advisor will receive a unified management fee of 1.50 percent of the first $250 million of the average net assets of the fund, 1.20 percent of the next $250 million and 1.10 percent there-after. The amount of the management fee is calculated daily and paid monthly.

Out of that fee, the advisor paid all expenses of managing and operating the fund except brokerage expenses, taxes, interest, fees and expenses of the independent directors (including legal counsel fees), and extraordinary expenses.

          The American Century VP Income and Growth
Fund Fee is calc8lated as follows:

For the services it provided to the fund during the most recent fiscal year, the advisory received a unified management fee of 0.70 percent of the average net assets of the fund. The amount of the management fee is calculated daily and paid monthly.

Out of that fee, the advisor paid all expenses of managing and operating the fund except brokerage expenses, taxes, interest, fees and expenses of the independent directors (including legal counsel fees), and extraordinary expenses.

          The American Century VP Capital
Appreciation Fund Fee is calculated as follows:

For services it provided to the fund during the most recent fiscal year, the advisor received a unified management fee of 1.00 percent of the average net assets of the fund. In November 1998, the fund's shareholders approved a new management agreement with lower fees. Under the new agreement, the advisor will receive a unified management fee of 1.00 percent of the first $500 million of the average net assets of the fund,
0.95 percent of the next $500 million and 0.90 percent thereafter. The amount of the management fee is calculated daily and paid monthly.

Out of that fee, the advisor paid all expenses of managing and operating the fund except brokerage expenses, taxes, interest, fees and expenses of the independent directors (including legal counsel fees), and extraordinary expenses.

          The American Century VP Balanced Fund
Fee is calculated as follows:

For the services it provided to the fund during the most recent fiscal year, the advisor received a unified management fee of 0.97 percent of the average net assets of the fund. In November 1998, the fund's shareholders approved a new management agreement with lower fees. Under the new agreement, the advisor will receive a unified management fee of 0.90 percent of the first $250 million of the average net assets of the fund, 0.85 percent of the next $250 million and 0.80 percent thereafter. The amount of the management fee is calculated daily and paid monthly.

Out of that fee, the advisor paid all expenses of managing and operating the fund except brokerage expenses, taxes, interest, fees and expenses of the independent directors (including legal counsel fees), and extraordinary expenses.

          Each portfolio's total operating expenses will include fees for management, shareholder services and other expenses, such as custodial, legal, accounting and other miscellaneous fees.

     (3)     Distributions

          No load, fee, expense or charge is assessed in connection with distributions

     (4)     Cumulated or Reinvested Distributions or Income

          All income and other distributions earned by Separate
Account A are reinvested, without charge, at net asset value in shares of the Portfolio making the distributions.

     (5)     Redeemed or Liquidated Assets

          Surrender Charges

          During the earlier of joint equal age 95 or 15 contract years, a surrender charge will be imposed if the Contract is surrendered for its Net Cash Surrender Value, or if the Contract lapses.

          Withdrawal Charges

          A $25 charge is deducted from amounts paid upon each withdrawal beyond the first withdrawal each contract year in order to compensate the Company for the costs of processing a partial surrender request.

          A charge of $25 is deducted from the contract fund on each transfer, after the 12th transfer during a contract year.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

          The Company essentially deducts a flat 6.0 percent from each premium paid. All other charges and deductions are made from contract fund of the Contract or from Separate Account A.

     (c) State the amount of sales load as a percentage of the net amount invested. State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.

          The sales load is 2.25 percent.

     (d) Furnish a brief description of any loads, fees, expenses or charge not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

          (1)     Mortality and Expense Risk Charge.  The
Company deducts from each Investment Division of Separate Account
A a charge for the mortality and expense risks and other contingencies that the Company assumes. The charge is deducted daily and equals the effective annual rate of .50 percent of the net assets of the Investment Division for Contract Years one through 10 and .25 percent after the tenth Contract Year.

          (2) Administrative Charge. There is an annual Policy Load of not more than $120 plus an annual Expense Amount which is equal to $0.84 multiplied by the number of thousands of Specified
Amount then in effect.

          (3)     Taxes.  Currently a charge is made to Separate
Account A for Federal income taxes that may be attributable to the Account. The Federal Tax is 1.5 percent. Charges for other taxes, if any, attributable to Separate Account A may also be made.

          (4) Monthly Deduction. A deduction is made from cash value each monthly anniversary day to compensate the Company for the cost of insurance and any monthly costs associated with benefits added by rider.

               The Variable Survivorship Life will use an Exact Age calculation (also known as the Frazier Method) for the mortality charge. The Exact Age calculation derives a mortality charge based on the individual mortality charges of the two insureds. Exact Age requires the calculation of the mortality charge of each insured based on their individual age, sex, smoking status and rating. It then combines these individual mortality charges (via a ten step process) into a combined last-to-die mortality charge.

               The net amount at risk will be calculated separately for each risk class. Under Option 1, if the initial specified amount has increased and the risk class applicable to the increase is different than the risk class applicable to the original specified amount, the contract fund is first considered part of the initial specified amount. If the contract fund is more than the initial specified amount, it will be considered part of any increase in the order of increases.

               The Company currently places insureds into either standard risk classes or substandard risk. In an otherwise identical Contract, insureds in standard risk classes will have lower costs of insurance than those in the substandard risk classes. The standard classes consist of three categories: preferred, nonsmokers, and smokers.

               Optional Insurance Benefits Charge. The monthly deduction will include any deductions for any optional insurance benefits added to the Contract by rider.

          (5)     Expense Charge.  There is no Expense Charge.

     (e) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

          Neither the Company nor WSS, the principal underwriter of Separate Account A, nor any affiliated person of the foregoing, may receive any profit or any other benefit from premium payment under the Contract or the investments held in Separate
Account A not included in answer to Item 13(a) or (d) through the sale or purchase of the Contract or shares of the Fund, except that (1) the Company may receive a profit to the extent that the cost of insurance built into the Contract exceeds the actual cost of insurance needed to pay benefits, (2) favorable mortality or expense experience may cause the insurance provided under the Contract to be profitable to the Company, (3) the Company will compensate certain others, including the Company agents, for services rendered in connection with the distribution of the Contract, as described in Item 38, but such payments will be made from the Company's General Account, and (4) Fidelity Management & Research will receive an advisory fee from the Fund, as described in Item 13(a)(2).

     (f) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Incorporate by reference File #33-16354.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any, and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Individuals wishing to purchase the Variable Survivorship Life must complete an application. A Contract may only be issued to insureds that supply satisfactory evidence of insurability to the Company. Acceptance is subject to the Company's underwriting rules and the Company reserves the right to reject any application for any reason. The Company generally will not issue a Contract to insure persons above the age of 85 nor under the age of 20. The minimum specified amount for the Contract is $200,000. Contracts will be issued in accordance with state insurance laws. Although such laws prohibit discrimination among contractowners, they generally allow certain distinctions based upon sex, age, health, and occupation.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     A first premium must be paid that satisfies the minimum premium requirements under the respective contract. As long as there is no outstanding contract loan, subsequent premium may be paid at whatever frequency and amount a contractowner may decide, so long as the total premiums paid do not exceed the maximum premium limitation and each premium payment is not less than the minimum premium amount. See Item 10(i)(1). Insurance coverage will begin on the contract date.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture of agreement pertaining thereto.

     Separate Account A purchases or redeems shares based on a netting of all transactions for that day, including the amount of net premiums invested in Separate Account A, contract loans, loan repayments, payments upon withdrawals and surrenders, charges, and the payment of benefits to be effected on that day.

17.     (a)     Describe the procedure with respect to withdrawal or
redemption by security holders.

                    The procedures with respect to surrenders or redemption of security holders are described in response to Items 10(c), (d), (e), and (i).

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               The Company is required to process all surrender requests as described in Item 10(c). The Fund will redeem its shares upon the Company's request in accordance with the 1940 Act.
Redeemed shares may later be reissued.

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

               A Contract, once totally surrendered, may not be resold.

18.     (a)     Describe the procedure with respect to the receipt,
custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

               All dividend and capital gains distributions of the Portfolio will be automatically reinvested in shares of the distributing Portfolios at their net asset value on the record date.

          (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Not Applicable

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

          Net premiums placed in Separate Account A constitute the reserves for benefits under the Contract

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distributions the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

          Not Applicable

19. Describe the procedure with respect to the keeping of records and accounts of the trust, making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          The Company will have primary responsibility for all administration of the Contracts and Separate Account A. The administrative services provided include preparation of the Contracts, maintenance of contractowners' records and all accounting, valuation, regulatory and reporting services.

          The Company intends to administer the Contract and Separate Account A itself. The Company may, however, in its sole discretion purchase administrative services from such sources as may be available. Such services will be acquired on a basis which, in the Company's sole discretion, affords the best services at the lowest cost. The Company does reserve the right to select a company to provide services which the Company deems, in its sole discretion, is the best able to perform such services in a satisfactory manner even though the costs for such services may be higher than would prevail elsewhere.

          The Company will send such reports of Separate
Account A as are presently required by the 1940 Act and regulations promulgated thereunder.

          The Company will also mail to the contractowner, at the last know address of record at the Company's home office, at least annually after the first contract year, any annual reports required by state law. Each person having a voting interest will receive proxy material, reports, and other materials relating to the Funds.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)     Amendments to such indenture or agreement.

                    Not applicable

     (b) The extension or termination of such indenture or agreement.

               Not applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

               The Company acts as custodian. There are no provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations and functions.

               Not applicable.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

               Separate Account A has no trustee.

     (e)     The removal or resignation of the depositor, or the
failure of the depositor to      perform its duties, obligations and
functions.
                    There are no provisions relating to the
removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

(f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

               There are no provisions relating to the
appointment of a successor depositor and the procedure if a successor depositor is not appointed.

21.     (a)     State the substance of the provisions of an indenture or
agreement with respect to loans to security holders.

So long as the Contract remains in effect, a contractowner may borrow money from the Company at any time using the contract as the only security for the loan. The Company will deduct any outstanding contract loan from proceeds payable at the insured's death, at maturity, or upon surrender. The Company's right to make this deduction will have priority over the claims of any assignee or other person. The maximum loan amount is the cash surrender value on the day the loan request is received multiplied by .92. The maximum amount that may be borrowed at any given time is the maximum loan amount reduced by any outstanding contract loan. Contract loans will ordinarily be paid within seven days after the Company receives a request at its home office, although payments may be postponed under certain circumstances. The loan may be repaid in whole or in part at any time while the insured is living. So long as there is any outstanding contract loan, payments made by the contractowner, unless stated otherwise, will be treated as the payment of any such loan. The portion of the payment in excess of outstanding contract loan will be treated as an unscheduled premium payment.

When a contract loan is made, a portion of the contract's Contract Fund sufficient to secure the loan will be transferred out of Separate Account A and into the Company's general account. Any loan interest that is due and unpaid will also be so transferred. Contract Fund in the general account that secures a loan will accrue interest daily at an annual rate of 6 percent. After the tenth contract year the interest rate the Company charges on Contract Loans will be the General Account Interest Rate for any portion of the Contract Loan that does not exceed the Contract Fund, minus premiums paid. This interest will be credited on each monthly anniversary day and transferred to separate Account A.

The maximum (and current) interest rate on contract loans is 8 percent per year. Interest is due and payable at the end of each contract year. Any interest not paid when due becomes part of the contract loan and will bear interest.

Contract loans equal the total of all outstanding contract loans and accrued interest on contract loans. A payment equal to excess indebtedness must be made to the Company within 61 days from the date notice is sent, otherwise the Contract will lapse and terminate without value. See Description of Lapse in Item 10(e). The Contract may, however, later be reinstated.

Contract loans may be repaid in whole or in part any time during the insured's life while the contract is in effect. Any payments made, unless stated otherwise, will be treated first as the payment of any outstanding contract loan. Upon repayment, the amounts in the general account securing contract loan will be transferred to Separate Account
A. Outstanding contract loans are subtracted from life insurance proceeds payable upon the insured's death, from amounts payable upon complete surrender of the Contract and from Contract fund payable at maturity.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

A contract loan will normally be paid within seven days after receipt of a written request, but may be deferred for up to six months. Payment of any contract loan may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commissions; (ii) the Commission by order permits postponement for the protection of contractowners; (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of Separate Account A. In addition, payments of contract loans secured by contract fund derived from payments made by check or draft may be delayed until such time the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.

     See paragraph (a) of this Item.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

               Not Applicable

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party of such indenture or agreement.

               There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

          Employee dishonesty coverage for $10 million issued by Reliance Insurance Company of Philadelphia, PA covers all of the officers and employees of the Company.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

With respect to the original specified amount, the Contracts will not be contested after they have been in effect during the insured's life for two years from the contract date. With respect to increases in the specified amount, an increase in the specified amount will not be contested after that increase has been in effect during the insured's life for two years from the effective date of the increase. This provision does not apply to riders that provide disability benefits.

If either insured's age or sex was misstated in an application, life insurance proceeds and benefits will be adjusted. The adjusted life insurance proceeds will be the sum of (a) the contract fund, and (b) the life insurance proceeds, reduced by the contract fund, and multiplied by the ratio of (1) the monthly cost of insurance actually applied, to (2) the monthly cost of insurance that should have been applied at the true age or sex. All amounts are those in effect, with respect to the insured, in the contract month of the Survivor's death.

If either insured commits suicide, while sane or insane, within two years of the contract date, life insurance proceeds payable under the Contracts will be limited to all premiums paid less contract loans and withdrawals. If either insured commits suicide, while sane or insane, within two years after an increase in the specified amount was effective, the proceeds payable with respect to the increase will be limited to the total cost of insurance applied to the increase.



III.

ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS
OF DEPOSITOR

Organization and Operations of Depositor

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

               The Company is a stock life insurance company operating under a charter granted by the State of South Dakota in 1906.

26.     (a)     Furnish the following information with respect to all
fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

               This was filed previously in Pre-Effective Amendment
No. 2 for Form S-6, File No. 333-14061 on April 23, 1997, and Post Effective Amendment No. 1 for Form S-6, File No. 333-14061 on April 28, 1998, and Post Effective Amendment No. 3 for Form S-6, File No. 333-14061 on April 29, 1999, and Pre-Effective Amendment No. 1, for Form S-6, File No. 333-80975.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

               This was filed previously in Pre-Effective Amendment
No. 2 for Form S-6, File No. 333-14061 on April 23, 1997, and Post Effective Amendment No. 1 for Form S-6, File No. 333-14061 on April 28, 1998, and Post Effective Amendment No. 3 for Form S-6, File No. 333-14061 on April 29, 1999, and Pre-Effective Amendment No. 1, for Form S-6, File No. 333-80975.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of an circumstance surrounding such cessation.

          The Company is principally engaged in offering life insurance contracts. The Company is licensed to do business in 49 states, the District of Columbia, and Puerto Rico.

Officials and Affiliated Persons of Depositor

28.     (a)     Furnish as at latest practicable date the following
information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5 percent or more of the outstanding voting securities of the depositor.

          (i)     name and principal business address;
          (ii) nature of relationship or affiliation with depositor of the trust;
          (iii)     ownership of all securities of the depositor;
          (iv)     ownership of all securities of the trust;
          (v) other companies of which each person named above is presently officer, director, or partner.

               See Answer to Item 29.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

Officers, Directors and Affiliated Persons of the Depositor


Management of Midland
Here is a list of our directors and officers.

Directors

NAME AND BUSINESS ADDRESS        PRINCIPAL OCCUPATION

Michael M. Masterson             Chairman of the Board
Midland National Life            President and Chief
One Midland Plaza                Executive Officer
Sioux Falls, SD  57193-0001

PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Chairman of the Board (March 1999 to present), Chief
Executive Officer and President (March 1997 to present)
President and Chief Operating Officer (March 1996 to
February 1997), Executive Vice President-Marketing
(March 1995 to February 1996), Midland National Life
Insurance Company; Vice President - Individual Sales
(prior thereto), Northwestern National Life

John J. Craig, II              Executive Vice President
Midland National Life
One Midland Plaza
Sioux Falls, SD  57193-0001

PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Executive Vice President (January 1998 to present),
Midland National Life Insurance Company; Senior Vice
President and Chief Financial Officer (October 1993 to 1998), Midland National Life Insurance Company;
Treasurer (January 1996 to present), Briggs ITD Corp.;
Treasurer (March 1996 to present), Sammons Financial
Holdings, Inc.; Treasurer (November 1993 to present),
CH Holdings; Treasurer (November 1993 to present),
Consolidated Investment Services, Inc.; Treasurer
(November 1993 to present), Richmond Holding Company,
L.L.C.; Partner (prior thereto), Ernst and Young

Steven C. Palmitier              Executive Vice President
Midland National Life            Chief Marketing Officer
One Midland Plaza
Sioux Falls, SD  57193-0001

PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Senior Vice President and Chief Marketing Officer (March
1997 to present), Senior Vice President-Sales (August 1996 to February 1997), Midland National Life Insurance Company;
Senior Vice President-Sales (prior thereto), Penn Mutual
Life Insurance

Robert W. Korba                  Board of Directors
Sammons Enterprises, Inc.        Member, Vice President
300 Crescent CT
Dallas, TX  75201

PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
President and Director (since 1988), Sammons
Enterprises, Inc., Vice President (August 1998 to present), Midland National Life Company

Executive Officers (other than Directors)

Unless otherwise indicated, the addresses for the following are One Midland Plaza, Sioux Falls, SD
57193-0001

NAME AND BUSINESS ADDRESS        PRINCIPAL OCCUPATION

E. John Fromelt               Senior Vice President
Midland National Life         Chief Investment Officer

PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Senior Vice President, Chief Investment Officer (since
1990), Midland National Life Insurance Company;
Shareholder (June 1996 to December 1997), Sorling
Law Firm; Senior Vice President, General Counsel &
Secretary (prior thereto), Franklin Life Insurance
Company

NAME AND BUSINESS ADDRESS        PRINCIPAL OCCUPATION

Jack L. Briggs               Vice President, Secretary,
Midland National Life        and General Counsel

PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Vice President, Secretary and General Counsel (since
1978), Midland National Life Insurance Company

Gary W. Helder               Vice President, Policy
Midland National Life        Administration

PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Vice President - Policy Administration (since 1991),
Midland National Life Insurance Company

Robert W. Buchanan            Vice President, Marketing
Midland National Life         Services

PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Vice President - Marketing Services (March 1996 to present), Second Vice President-Sales Development
(prior thereto), Midland National Life Insurance Company

Thomas M. Meyer               Vice President and Chief
Midland National Life        Financial Officer

PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Vice President and Chief Financial Officer (January 1998
To present), Second Vice President and Controller (1995 to
1998), Midland National Life Insurance Company

Julia B. Roper               Vice President & Chief
North American               Compliance Officer
Company for Life &
Health Insurance
222 South Riverside Plaza
Chicago, IL  60606-5929

PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Vice President and Chief Compliance Officer (August 1998 to Present), Midland National Life Insurance; Vice President & Chief Compliance Officer (September 1997 to present), North American Company for Life & Health Insurance; Assistant Vice President (prior thereto), CAN Insurance Companies

Joseph B. Moran               Vice President - Parkway
Parkway Mortgage              Mortgage Division
1700 galloping Hill Road
Kenilworth, NJ  07033

PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Vice President - Parkway Mortgage Division (January 1999 to
Present), Midland National Life Insurance Company; President
(prior thereto), Parkway Mortgage, Inc.

James T. Fehon                Vice President - Parkway
Parkway Mortgage              Mortgage Division
1700 galloping Hill Road
Kenilworth, NJ  07033

PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
Vice President - Parkway Mortgage Division (January 1999 to
Present), Midland National Life Insurance Company; Executive
Vice President (prior thereto), Parkway Mortgage, Inc.

Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5 percent or more of the outstanding voting securities of the depositor: (a) name and principal business address; (b) nature of business; (c) ownership of all securities of the depositor.

          The Company is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution. The principal office of Sammons is 300 Crescent Court, Dallas, Texas 75201.

Controlling Persons

30. Furnish as at largest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

          Not Applicable.

Compensation of Officers and Directors of Depositor


Compensation of Officers

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

               Meaningful allocations are not available.

Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under
Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a)     the aggregate direct remuneration to directors;

     (b)     indirectly or through subsidiaries to directors.

               Not applicable.  See Item 31.

Compensation to Employees

33.     (a)     Furnish the following information with respect to the
aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

               Not applicable.  See Item 31.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33 (a)):  (1)
Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and
(4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

               Not applicable.  See item 31.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

               Not Applicable.  See item 31.


IV.

DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

               Sales have currently been made in all states except Alabama, Montana, and New York. It is proposed that the Contract will ultimately be offered in Puerto Rico, and all states, except New York and Alabama.

36. If sales of the trust's securities have at any time since January 1, 1986, been suspended for more than a month describe briefly the reasons for such suspension.

          Not applicable.

37.     (a)     Furnish the following information with respect to each
instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1) Name of officer, agency or body.

          (2) Date of denial.

          (3) Brief statement of reason given for revocation.

               Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental office, agency or regulatory body.

               Not applicable.

38.     (a)     Furnish a general description of the method of
distribution of securities of the trust:

               The contracts will be sold by individuals who, in addition to being licensed as life insurance agents for the Company, are also registered representatives of Walnut Street Securities, the principal underwriter of the Contracts, or of broker-dealers who have entered into written sales agreements with the principal underwriter. Walnut Street Securities is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

               The Company has entered into an agreement with Walnut Street Securities, the principal underwriter, pursuant to which the Company will pay commissions to Walnut Street Securities for its services in distributing and servicing the Contract.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

               Not applicable.

Information Concerning Principal Underwriter

39.     (a)     State the form of organization of each principal
underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

          Walnut Street Securities (WSS) will be the principal underwriter of the Contract. WSS is a corporation organized on May 4, 1984, under the laws of the State of Missouri.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Associate of Securities Dealers, Inc.

               Walnut Street Securities is a member of the National Association of Securities Dealers, Inc.

40.     (a)     Furnish the following information with respect to all
fees received by each principal underwriter of the trust from the sale of securities of the trust and any other information in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

               Incorporate by reference file #33-16354.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

               (1)  The nature of such fee or participation.

               (2)  The name of the person making payments.

               (3)  The nature of the services rendered in
consideration for such fee or                        participation.

               (4)     The aggregate amount received during
the last fiscal year covered by the      financial statements filed
herewith.

               As principal underwriter of Separate Account A,
Walnut Street Securities will be reimbursed the estimated annual costs WSS incurs in connection with certain financial reporting WSS has to make relating to the Contracts. There were no such payments made during the last fiscal year covered by the financial statements.

41.     (a)     Describe the general character of the business engaged
in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of an the circumstances surrounding such cessation.

               Upon registration, Walnut Street Securities will act as principal underwriter of the Contracts. In the future, Walnut Street Securities plans to underwrite other flexible premium variable life insurance contracts.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

               Dick Miller
               Walnut Street Securities, Inc.
               670 Mason Ridge Center Drive, Suite 300
               St. Louis, Missouri  63141

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

               There were no brokerage commissions for the Variable Survivorship product last year.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (a) name and principal business address; (b) position with principal underwriter; (c) ownership of securities of the trust.

               See answer to Item 28(a).

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

               There were no brokerage commissions for the Variable Survivorship product last year.

Offering Price or Acquisition Valuation of Securities of the Trust

44.     (a)     Furnish the following information with respect to the
method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

          (1) The source of quotations used to determine the value of portfolio securities.

               Fund shares are valued at the net asset value per share as supplied to the Company by the Funds or its agent.

          (2) Whether opening, closing, bid, asked or any other price is used.

                    See Item 44(a)(1) and 16.

          (3) Whether price is as of the day of sale or as of any other time.

                    See Item 16.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               The Separate Account's assets and liabilities
(such as charges against the Separate Account) are valued in accordance with generally accepted accounting principles on an accrual basis. As such the Company establishes a deferred Federal Income tax liability. This includes amounts chargeable to the Separate Account.

          (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

                    Not applicable.

          (6)     Whether adjustments are made for fractions:

               (i)     before adding distributor's compensation
(load); and
               (ii)     after adding distributor's compensation
(load).

               Not applicable because Separate Account A does not compute per-unit values and sales loads in the manner presupposed by this Item and Item 44(b). Appropriate adjustments will be made for fractions in all computations.

     (b) Furnish a specimen, schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                   Unit prices as of 09/30/99.

                    Money Market             16.741
                    High Income              27.709
                    Equity-Income            43.246
                    Growth                   61.424
                    Overseas                 27.440
                    Asset Manager            28.245
                    Investment Grade Bond    17.079
                    Index 500                30.563
                    Contrafund               23.601
                    Asset Manager:  Growth   20.018
                    Growth & Income          15.878
                    Balanced                 13.162
                    Growth Opportunities     14.729
                    Capital Appreciation     12.341
                    Value                    12.711
                    Balanced                 13.232
                    International            14.179
                    Emerging Growth          14.213
                    Research                 11.905
                    Growth & Income          11.061
                    New Discovery            14.484
                    Growth & Income          12.009

     (c) If there is any variation in the offering price of the trust's securities to any person or classes or persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

     The Company does not require a premium payment of a fixed amount at designated intervals for a specified time period. A contractowner may, subject to the limitations set forth in Item 10(i), pay premiums at any frequency and in any amount. Nonetheless, contractowners will need to pay sufficient premiums to maintain adequate net cash surrender value to pay monthly charges, including the cost of insurance. During the Death Benefit Guarantee Period, there is also a minimum premium requirement. The cost of insurance will vary, depending upon the insureds' age, sex, risk classification, and contract duration. In addition, there will be additional charges if optional insurance benefits are elected. Thus, for the Contract to remain in force, a contractowner will need to take the cost of insurance, as well as other factors such as investment performance, into consideration in determining the amount and frequency of premium payments.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

               Not applicable.

Redemption Valuation of Securities of the Trust

46.     (a)     Furnish the following information with respect to the
method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities.

               See Item 44(a) (1).

          (2) Whether opening, closing, bid, asked or any other price is used.

               See Item 44 (a) (2).

          (3) Whether price is as of the day of sale or as of any other time.

               As of the day a request for surrender is received.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               See Item 44(a) (4) and 18(c).

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

               See Answer to Item 10(c).

          (6)     Whether adjustments are made for fractions.

               Not applicable.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.


                      Unit prices as of 09/30/99

                    Money Market             16.741
                    High Income              27.709
                    Equity-Income            43.246
                    Growth                   61.424
                    Overseas                 27.440
                    Asset Manager            28.245
                    Investment Grade Bond    17.079
                    Index 500                30.563
                    Contrafund               23.601
                    Asset Manager:  Growth   20.018
                    Growth & Income          15.878
                    Balanced                 13.162
                    Growth Opportunities     14.729
                    Capital Appreciation     12.341
                    Value                    12.711
                    Balanced                 13.232
                    International            14.179
                    Emerging Growth          14.213
                    Research                 11.905
                    Growth & Income          11.061
                    New Discovery            14.484
                    Growth & Income          12.009

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

          Net premiums will be allocated to the Investment
Divisions of Separate Account A that the contractowner selects. Shares of the Portfolio may be issued to other separate accounts that hold assets from the sale of variable insurance products, and are not sold directly to the general public. The Company will redeem sufficient shares of the Portfolios of the Fund to pay life insurance proceeds, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Contract.

V.

INFORMATION CONCERNING THE TRUSTEE
OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

     (a)     Name and principal business address.

     (b)     Form of organization.

     (c) State of other sovereign power under the laws of which the trustee or custodian was organized.

     (d) Name of governmental supervising or examining authority.

               The Company acts as custodian and holds the assets of Separate Account A. The assets are kept physically segregated and held separate and apart from the Company's general account. The Company maintains records of all purchases and redemptions of shares of the Portfolios held by Separate Account A.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

               Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

               The assets of Separate Account A are not chargeable with liabilities arising out of any other business that the Company may conduct except to the extent assets in Separate Account
A exceed liabilities arising under the Contracts. The income, capital gains, and capital losses of each Investment Division are credited to or charged against the assets held in that Investment Division in accordance with the terms of the Contract.

VI.

INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

     (a)     The name and address of the insurance company.

               The name and address of the Company are set forth in the Answer to Item 2.

     (b) The types of Contracts and whether individual or group contracts.

               The Contract is a flexible premium variable
Survivorship life insurance contract issued on an individual basis.

     (c)     The types of risks insured and excluded.
               The Company insures against the Survivor's death. The Company assumes the risk that the deductions made for mortality risks will prove inadequate to cover actual mortality costs. The Company also assumes the risk that deductions for expenses may be inadequate.

     (d)     The coverage of the Contracts.

               See Paragraph (c) of the Item. The minimum specified amount is stated in each Contract. Life insurance proceeds will be reduced by any outstanding contract loan and any due and unpaid charges.

     (e) The Beneficiaries of such Contracts and the uses to which the proceeds of Contracts must be put.

               The recipient of the benefits of the insurance undertakings described in the Answer to Item 51(c) is either the contractowner or the beneficiary or contingent beneficiary specified in the Contract. There are no restrictions on the use of the proceeds other than those established by the contractowner.

     (f) The terms and manners of cancellation and of reinstatement.

               The insurance undertakings described in the Answer to Item 51(c) are an integral part of the Contract and may not be terminated while the Contract remains in effect.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

               See Answers to Items 13(a) and 13(d) for the amount of charges imposed. See Items 10(c), 10(i) and 44(c) for the manner in which the premium is determined.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

               Not Applicable

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

               No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

               None.
VII.

POLICY OF REGISTRANT

52.     (a)     Furnish the substance of the provisions of any indenture
or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

               See Answers to Items 10(g) and 10(h) as regards the Company's right to substitute any other investment for shares of any Series of the Fund.

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

               None

     (c) Describe the Contract of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (1)          the grounds for elimination and
substitution;

          (2)          the type of securities which may be
substituted;

          (3)          whether the acquisition of such
substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a Contract of concentration of investment in a particular industry or group of industries;

          (4)          whether such substituted securities may
be the securities of another investment company; and

          (5)          the substance of the provisions of any
indenture or agreement which authorize or restrict the Contract of the registrant in this regard.

                    See Answer to Items 10(g) and 10(h).

     (d) Furnish a description of any Contract (exclusive of Contracts covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental Contract and which is elected to be treated as such.

                    None

53.     (a)     State the taxable status of the trust.

                    The Company is taxed as a life insurance
Company, and the operations of Separate Account A are included in the Company's federal income tax returns.

                    The Company does not expect to incur
any federal income tax liability attributable to investment income in capital gains retained as part of the reserves under the Contract. Based on these expectations, no charge is being made currently to the Separate Account A for Company federal income taxes which may be attributable to each Investment Division.

                    The Company will review the question of
a charge to the Separate Account A for Company federal income taxes periodically. Such a charge may be made in future years for any federal income taxes incurred by the Company. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what the Company currently believes it to be, if there are changes made in the federal income tax treatment of variable life insurance at the Company level, or if there is a change in the Company's tax status. Any such charge would be designed to cover the federal income taxes attributable to the investment results of each Investment Division of the Separate Account A.

                    Under current laws, the Company incurs
state and local premium taxes. The Company may also incur state and local taxes (in addition to premium taxes for which a charge is made) in several states. If there is a material change in applicable state or local tax laws, charges for such taxes, or reserves for such taxes, if any, attributable to each Investment Division of the Separate Account A may be made.

                    Any investment earnings on tax charges
accumulated in an investment Division will be retained by the Company.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                    Not applicable.  See Answer to Item 53(a).

VIII.

FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

               Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

               Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

               Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

               Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

               Not applicable.

59.     Financial statements:

     Financial Statements of the Trust

          Financial statements will be contained in a pre-effective amendment to the registration statement for the Contract of Form S-6 filed under the Securities Act of 1933.

     Financial Statements of the Depositor

          The financial statements of the Company will be contained in a pre-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933.

IX.

EXHIBITS

     The following exhibits to the Midland National Life Separate
Account A registration statement on Form S-6 are incorporated by reference:

A.     (1)     Resolution of the Board of Directors of the Company
authorizing the establishment of Separate Account A. This was filed previously in Post Effective Amendment No. 1 for Form S-6, File No. 333-14061 on April 28, 1998.

     (2)     Not applicable.

     (3)  (a)          Form of Principal Underwriting Agreement.  This
was filed previously in Pre-Effective Amendment No. 1 for Form S-6, File No. 333-14061 on January 31, 1997.
          (b) Form of Selling Agreement. This was filed previously in Pre-Effective Amendment No. 1 for Form S-6, File
No. 333-14061 on January 31, 1997.
          (c)          Commission Schedule.  This was filed
previously in Pre-Effective Amendment No. 1 for Form S-6, File No.
333-80975.

     (4)     Not applicable.

     (5) Form of Contract. This was filed previously in Pre-Effective Amendment No. 1 for Form S-6, File No. 333-80975.

     (6)  (a)          Articles of Incorporation of the Company.
This was filed previously in Post Effective Amendment No. 1 for Form S-6, File No. 333-14061 on April 28, 1998.
          (b) By-Laws of the Company. This was filed previously in Post Effective Amendment No. 1 for Form S-6,
File No. 333-14061 on April 28, 1998.

     (7)     Not applicable.

     (8) (a) Participation Agreements for Fidelity Distributors Corporation/Variable Insurance Products Fund, and Variable Products Fund II. This was filed previously in Pre-Effective Amendment No. 2 for Form S-6, File No. 333-14061 on April 23, 1997.
          (b) Amendments to Participation Agreements for Fidelity Distributors Corporation/Variable Insurance Products Fund, and
Variable Products Fund II. This was filed previously in Pre-Effective Amendment No. 2 for Form S-6, File No. 333-14061 on April 23, 1997.
          (c) Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund III. This was filed previously in Post Effective Amendment No. 1 for Form S-6, File No. 333-14061 on April 28, 1998.
          (d)  Participation Agreement for American Century
Investment Services, Inc. This was filed previously in Pre-Effective Amendment No. 2 for Form S-6, File No. 333-14061 on April 23, 1997
          (e) Participation Agreement for Lord Abbett Series Funds, Inc. This was filed previously in Post Effective Amendment No. 3 for Form S-6, File No. 333-14061 on April 29, 1999.
          (f) Amendments to Participation Agreement for Lord Abbett Series Funds, Inc. This was filed previously in Pre-Effective Amendment No. 1 for Form S-6, File No. 333-80975.
          (g) Participation Agreement for Massachusetts Financial Variable Insurance Trusts. This was filed previously in Post
Effective Amendment No. 3 for Form S-6, File No. 333-14061 on April 29,
1999.

     (9)     Not Applicable.

     (10) Proposed form of application. This was filed previously in Pre-Effective Amendment No. 1 for Form S-6, File No. 333-80975.

     (11) Memorandum describing the Company's issuance, transfer and redemption procedures for the Contract. This was filed previously in Pre-Effective Amendment No. 1 for Form S-6, File No. 333-80975.

B.     (1)     Not applicable.

       (2)     Not applicable.

C.     Not applicable.


Signatures

     Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the County of Minnehaha, the State of South Dakota, on the _12th_ day of _November, 1999_.

(SEAL)                      MIDLAND NATIONAL LIFE INSURANCE COMPANY
                                    SEPARATE ACCOUNT A

                                 (Name of registrant)

                         BY:  MIDLAND NATIONAL LIFE INSURANCE COMPANY

                                 (Name of depositor)

                         BY:
                              /s/_Michael M._Masterson___________
                              President and Chairman of the Board


Attest:  /s/_Jack_L._Briggs___________________
       Secretary
       Midland National Life Insurance Company



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